UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of November 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                     No    X

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US
INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899

PARPÚBLICA SELLS SHARES TO CAIXA GERAL DE DEPÓSITOS

REPRESENTING 4.75% OF EDP’S SHARE CAPITAL

In accordance with articles 16 and 17 of the Portuguese Securities Market Code, EDP – Electricidade de Portugal, S.A. makes the following legal notice:

Yesterday, Parpública – Participações do Estado, SGPS, S.A. (Parpública) notified EDP that it had acquired from Caixa Geral de Depósitos, S.A. (Caixa Geral de Depósitos) an amount of 142,516,830 unprivatised shares of EDP common stock, which represent 4.75% of the companies share capital with an equal percentage of the total voting rights.

Parpública also notified that following this acquisition it now holds 356,737,400 shares of EDP’s common stock, which represent 11.89% of EDP’s share capital.

Yesterday, Caixa Geral de Depósitos also notified EDP of the abovementioned transaction, as a result of which it has reduced its direct and indirect shareholding and voting rights in EDP to 0.13%.

Caixa Geral de Depósitos also declared that, in the context of the 5th privatisation process of EDP’s share capital, it will acquire from the Portuguese State and from Parpública the number of rights necessary to subscribe the number of shares equal to 4.75% stake in EDP’s share capital post rights issue.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.     Sociedade Aberta     Sede: Praça Marquês de Pombal, 12     1250-162 Lisboa     Portugal

Capital Social: € 3,000,000,000     Matrícula: 1805 da C.R.C. Lisboa     Pessoa Colectiva 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated November 10, 2004

EDP - Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer